Exhibit 99.1
Pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Endwave Corporation or any subsequent acquisitions or dispositions of equity securities of Endwave Corporation by any of the undersigned.
Dated: December 26, 2007

ARTHUR STEINBERG, ESQ., as the Receiver of Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P. and Wood River Partners Offshore, Ltd., to the extent contemplated by the Order dated October 13, 2005, entered in the Receivership case in the United States District Court for the Southern District of New York, and not in his individual capacity

By:	/s/ Arthur Steinberg

Name: Arthur Steinberg
Title: Receiver